UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number 001-41231

TC BIOPHARM (HOLDINGS) PLC

(Translation of registrant’s name into English)

Maxim 1, 2 Parklands Way

Holytown, Motherwell, ML1 4WR

Scotland, United Kingdom

+44 (0) 141 433 7557

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

On December 18, 2024, TC Biopharm (Holdings) PLC (the “Company”) publicly announced that its Board of Directors has approved a special dividend to its shareholders of 0.25 American Depositary Shares (“ADSs”) for every 1 ADS held by shareholders, pending shareholder approval and that the dividend is expected to be declared on December 30, 2024, and payable to shareholders who own the Company’s stock at the close of trading on January 2, 2025 (the “Stock Dividend”). On December 30, 2024, the shareholders of the Company approved the Stock Dividend and the Company announced that shareholders of record on January 2, 2025 will be entitled to the Stock Dividend, which is expected to be delivered to shareholders on or about January 6, 2025.

As a result of the Stock Dividend, an adjustment was made to the exercise price of our public warrants (the “Warrants”) in accordance with Section 5 of the warrant agency agreement, by multiplying the exercise price of the existing Warrant (as previously adjusted where applicable) by the fraction 1/1.25 together with the prescribed change in the number of ADSs issuable under the Warrant. A copy of the Company’s warrant repricing notice to our public warrant holders is attached as Exhibit 99.1 and is incorporated herein by reference.

Exhibit No.	Description
99.1	Repricing Notice for Holders of Public Warrants

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TC BIOPHARM (HOLDINGS) PLC

	By:	/s/ Martin Thorp
	Name:	Martin Thorp
	Title:	Chief Financial Officer
Date: January 8, 2025

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